SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

AMÉRICA MÓVIL’S THIRD QUARTER OF 2008
FINANCIAL AND OPERATING REPORT

Mexico City, October 28, 2008 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2008.

  In the third quarter we added 7.3 million subscribers, 18.3% more than a year before, bringing to 19.2 million the total for the first nine months of the year. At the end of September we had 172.6 million wireless subscribers and 3.9 million land lines.

  Brazil led the way in net subscriber additions with 2.6 million, in what was its best third quarter ever. Claro has now become the second largest operator by subscribers in Brazil, with 35.7 million subs.

  Mexico and Colombia picked up 1.5 and 1.2 million subscribers in the quarter. In both cases the figures exceeded those obtained the previous year. The same held true for Tracfone, in the U.S. (with 341 thousand subs), Ecuador (with 458 thousand) and our operations in the Caribbean (330 thousand).

  Our third quarter revenues were up 9.8% year-on-year, to 85.3 billion pesos, with service revenues expanding 10.4%. Revenues from value added services grew at a brisk pace, particularly in Brazil and Colombia. Through September, revenues totaled 251.2 billion pesos.

  We generated EBITDA of 34.9 billion pesos in the third quarter and 103.5 billion pesos in the first nine months of 2008. At 40.9%, our EBITDA margin was virtually unchanged from a year before. It would have increased had it not been for the reacceleration of subscriber growth and its impact on subscriber acquisition costs.

  Having depreciated for the most part our TDMA and CDMA networks, depreciation and amortization expenses have now come down to 11.9% of revenues from 15.7% a year before, contributing to a 25.2% increase in our operating profit. The latter totaled 25 billion pesos and was equivalent to 29% of revenues.

  The depreciation of various currencies vs. the U.S. dollar brought about foreign exchange losses that were for the most part offset by currency hedges in the form of forward agreements. Slightly less than 20% of our net debt at the end of September was exposed to such fluctuations. This is a prudent foreign exchange exposure considering that 13.3% of our service revenues are dollar based.

  We obtained a net profit of 12.4 billion pesos in the quarter, which surpassed by 31.6% that of the same period of 2007. Through September we made a net profit of 43.8 billion pesos. The quarter’s profit was equivalent to 0.37 pesos per share and 71 dollar cents per ADR.

  In the nine months to September our capital expenditures totaled 45 billion pesos and our distributions to shareholders (share buybacks and dividend) 41 billion pesos. Our strong cash flow covered for the most part these outlays, which added up to 86 billion pesos. We only funded with debt 13.7 billion pesos of that total.

América Móvil Fundamentals
Mexican Pesos

	3Q08	3Q07	Var. %	Jan-Sep'08	Jan-Sep'07	Var. %

EPS (Mex$)*	0.37	0.27	37.1%	1.28	1.08	18.0%
Earning per ADR (US$)**	0.71	0.49	46.1%	2.43	1.97	23.7%
Net Income (millions of Mex$ )	12,404	9,422	31.6%	43,839	38,088	15.1%
EBITDA (millions of Mex$)	34,865	31,909	9.3%	103,494	91,248	13.4%
EBIT (millions of Mex$)	24,708	19,731	25.2%	73,080	62,753	16.5%

Shares Outstanding (billion)	33.72	35.11	-4.0%	34.36	35.24	-2.5%
ADRs Outstanding (billions)	1.69	1.76	-4.0%	1.72	1.76	-2.5%

* Net Income / Total Shares outstanding ** 20 shares per ADR

Relevant Events

In July 15th we started providing wireless services in the northern region of Brazil. We initiated operations in Pará, Maranhao and Amazonia. Claro has completed its nationwide coverage in the country.

In August, we announced the acquisition of a 100% interest in Estesa Holding Corp., a provider of cable television, broadband residential and corporate data services in Nicaragua.

Also in August we began selling the new iPhone 3G in ten countries in Latin America: Argentina, Chile, Colombia, Ecuador, El Salvador, Guatemala, Honduras, Peru and Uruguay and in Brazil it started selling late in September.

On September 1st mobile number portability was implemented in some municipalities in Brazil. According to a schedule determined by the government, the new scheme will be operating nationwide by February 2009.

Important efforts have been made to continue to expand our 3G coverage in the region, which is already quite extensive. Today more than 200 million people in 16 countries have access to our UMTS/HSDPA services, which enables them to make use of mobile broadband connections and an array of new applications. We are the only operator with a common GSM/UMTS/HSDPA platform in all countries in our region of operations.

América Móvil's Subsidiaries & Affiliates as of September 2008

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	Claro	wireless	100.0%	Global Consolidation Method
- Brazil	Claro	wireless	100.0%	Global Consolidation Method
- Chile	Claro	wireless	100.0%	Global Consolidation Method
- Colombia	Comcel	wireless	99.4%	Global Consolidation Method
- Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	Claro	wireless, wireline	95.8%	Global Consolidation Method
- Guatemala	Claro	wireless, wireline	99.2%	Global Consolidation Method
- Honduras	Claro	wireless	100.0%	Global Consolidation Method
- Jamaica	Claro	wireless	100.0%	Global Consolidation Method
- Nicaragua	Claro	wireless, wireline	99.3%	Global Consolidation Method
- Paraguay	Claro	wireless	100.0%	Global Consolidation Method
- Peru	Claro	wireless	100.0%	Global Consolidation Method
- Puerto Rico	Claro	wireless, wireline	100.0%	Global Consolidation Method
- Uruguay	Claro	wireless	100.0%	Global Consolidation Method
- USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
- Mexico	Televista	other	45.0%	Equity Method

Subscribers

América Móvil added 7.3 million subscribers in the third quarter or 2008, bringing to 19.2 million the total number of net additions through September. The quarter’s net additions surpassed by 18.3% those of the same period a year before, whereas the year-to-date figures were slightly higher year-on-year (2.9%) . At the end of that month we had 172.6 million wireless subscribers and 3.9 million land lines.

Our Brazilian operations led in subscriber gains during the quarter with 2.6 million (a record for a third quarter), followed by Mexico with 1.5 million and Colombia with 1.2 million. Ecuador came fourth with 458 thousand net gains while Argentina, Peru and the Caribbean all obtained around 330 thousand subscribers in the period. Tracfone, in the U.S., produced 341 thousand new subs.

Net additions in the quarter exceeded those of the prior year in the three largest countries in the region, by 47.8% in Brazil, 9.1% in Mexico and 81.2% in Colombia. In the U.S., Ecuador and the Caribbean we also registered greater subscriber additions than in the same period of 2007.

As of September our subscriber base was comprised of 54.4 million clients in Mexico (31.5% of the total), 35.7 million in Brazil, 25.4 million in Colombia and 14.8 million in Argentina. Amongst the major countries Brazil has grown the fastest in annual terms (27.5%) with both Colombia and Argentina expanding at roughly the same pace (approximately 19%). The more dynamic ones in the region were Peru and the Dominican Republic, each of whom increased its subscriber base 40% year-on-year.

In September wireless penetration is estimated to have reached 78% in our region of operations (excluding the U.S.), with Brazil and Mexico coming in at 75% and 71% respectively.

Subscribers as of September 2008

Thousands

			Total(1)

Country	Sep'08	Jun'08	Var.%	Sep'07	Var.%

Mexico	54,381	52,852	2.9%	47,516	14.4%
Brazil	35,668	33,113	7.7%	27,981	27.5%
Chile	2,787	2,736	1.9%	2,562	8.8%
Argentina, Paraguay and Uruguay	16,044	15,704	2.2%	13,520	18.7%
Colombia	25,373	24,195	4.9%	21,257	19.4%
Ecuador	7,849	7,391	6.2%	6,596	19.0%
Peru	6,722	6,392	5.2%	4,815	39.6%
Central America	9,048	8,875	1.9%	7,345	23.2%
Caribe	4,255	3,926	8.4%	3,000	41.8%
USA	10,449	10,108	3.4%	8,803	18.7%

Total Wireless	172,577	165,292	4.4%	143,394	20.4%

Central America	2,234	2,179	2.52%	2,114	5.7%
Caribe	1,620	1,710	-5.3%	1,688	-4.1%

Total Fixed	3,854	3,889	-0.9%	3,802	1.4%

Total Lines	176,431	169,182	4.3%	147,196	19.9%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

América Móvil Consolidated Results

Our revenues totaled 85.3 billion pesos in the third quarter, 9.8% more than a year before, bringing to 251.2 billion pesos the figure through September, which was up 14.4% year-on-year. The annual comparison partly reflects the fact that our Puerto Rican operation was not consolidated until April 2007. Service revenues expanded at a slightly faster pace in both cases, led by Peru, Ecuador and Argentina. Revenues from value added services expanded at a brisk pace, particularly in Brazil and Colombia where they rose by 67% and 48% year-on-year respectively. They now represent 13.4% of our consolidated service revenues.

EBITDA came in at 34.9 billion pesos in the quarter and 103.5 billion pesos in the nine months to September. The latter figures represent 9.3% and 13.4% year-on-year increments respectively. The EBITDA margin, 40.9% in the quarter, was virtually unchanged from a year before because of the reacceleration of subscriber growth in various countries. Our core EBITDA margin, which excludes the effect of subscriber acquisition costs, in fact increased by half a percentage point over the previous year.

Depreciation and amortization charges have come down from 15.7% in the third quarter of 2007 to 11.9% in the same period this year, as we have depreciated for the most part our TDMA and CDMA networks. This contributed to the 25.2% yearly increase in our operating profit, which reached 25 billion pesos in the quarter.

America Movil's Income Statement
Millions of MxP

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Service Revenues	74,065	67,108	10.4%	217,694	189,838	14.7%
Equipment Revenues	11,270	10,625	6.1%	33,547	29,770	12.7%

Total Revenues	85,335	77,733	9.8%	251,241	219,608	14.4%

Cost of Service	17,395	16,022	8.6%	50,988	44,135	15.5%
Cost of Equipment	18,086	16,657	8.6%	52,911	47,562	11.2%
Selling, General & Administrative Expenses	14,989	13,145	14.0%	43,848	36,664	19.6%

Total Costs and Expenses	50,470	45,824	10.1%	147,747	128,360	15.1%

EBITDA	34,865	31,909	9.3%	103,494	91,248	13.4%
% of Total Revenues	40.9%	41.0%		41.2%	41.6%

Depreciation & Amortization	10,157	12,178	-16.6%	30,414	28,494	6.7%

EBIT	24,708	19,731	25.2%	73,080	62,753	16.5%
% of Total Revenues	29.0%	25.4%		29.1%	28.6%

Net Interest Expense	1,359	702	93.7%	4,709	3,475	35.5%
Other Financial Expenses	-1,220	291	n.m.	2,558	1,414	80.9%
Foreign Exchange Loss	3,590	520	n.m.	-525	-1,983	73.5%

Comprehensive Financing Cost (Income)	3,729	1,512	146.6%	6,742	2,906	132.0%

Other Income and Expenses	714	1,478	-51.7%	2,154	2,584	-16.7%
Income & Deferred Taxes	7,841	7,302	7.4%	20,283	19,118	6.1%

Net Income before Minority Interest and Equity	12,424	9,439	31.6%	43,902	38,145	15.1%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	19	4	336.4%	48	43	10.4%
Minority Interest	-39	-21	-89.0%	-110	-101	-9.0%

Net Income	12,404	9,422	31.6%	43,839	38,088	15.1%

Balance Sheet (in accordance with Mexican GAAP)*
América Móvil Consolidated Millions of Mexican Pesos

	Sep '08	Dec'07	Var.%	Sep '07	Var%		Sep '08	Dec'07	Var.%	Sep '07	Var%

Current Assets						Current Liabilities
Cash & Securities	12,103	12,022	0.7%	27,384	-55.8%	Short Term Debt**	23,989	19,953	20.2%	13,317	80.1%
Accounts Receivable	44,137	44,756	-1.4%	41,676	5.9%	Accounts Payable	71,382	71,794	-0.6%	61,422	16.2%
Other Current Assets	6,558	4,488	46.1%	6,349	3.3%	Other Current Liabilities	25,042	23,214	7.9%	27,111	-7.6%

Inventories	26,471	21,060	25.7%	19,771	33.9%		120,413	114,960	4.7%	101,850	18.2%

	89,269	82,327	8.4%	95,180	-100%

Long-Term Assets
Plant & Equipment	167,971	167,084	0.5%	157,690	6.5%
Investments in Affiliates	683	590	15.8%	571	19.5%	Long-Term Liabilities
						Long Term Debt	94,553	84,799	11.5%	84,010	12.5%
Deferred Assets						Other Liabilities	23,707	22,504	5.3%	14,621	62.1%

Goodwill (Net)	44,839	44,725	0.3%	44,854	0.0%		118,260	107,303	10.2%	98,631	19.9%
Brands, Patents & Licenses	46,742	42,165	10.9%	41,184	13.5%
Deferred Assets	13,884	12,231	13.5%	10,942	26.9%	Shareholder's Equity	124,715	126,858	-1.7%	149,941	-16.8%

Total Assets	363,388	349,121	4.1%	350,422	3.7%	Total Liabilities and Equity	363,388	349,121	4.1%	350,422	3.7%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

At the end of September, 80.7% of our net debt was linked to local currencies, particularly Mexican pesos (after hedging part of the original foreign exchange exposure), and the remainder was denominated in U.S. dollars. This figure represents a prudent foreign exchange exposure given that an important share of our revenues is dollar-based, coming from our operations in the U.S., Puerto Rico, El Salvador and Ecuador. In the first nine months of the year these countries accounted for 13.3% of our service revenues.

Within the income and deferred taxes provision we have included deferred taxes in the amount of 704 million pesos associated with our share buyback program. This amount is to be credited against income taxes paid anytime in 2009.

Our net income for the quarter came in at 12.4 billion pesos. It was up 31.6% relative to a year before and represented 0.37 pesos per share (or 0.71 dollars per ADR). Earnings per share were up 37.1% year-on-year. Through September we had generated a net profit of 43.8 billion pesos.

Net debt stood at 106.4 billion pesos in September, up 13.7 billion from December 2007. Our net borrowings, together with the cash flow we generated in the first nine months of the year, allowed us to cover capital expenditures in the amount of 45 billion pesos and effect distributions to our shareholders by way of share buybacks and dividends (the latter paid in July) which totaled 41 billion pesos. Altogether, these amounts totaled 86 billion pesos.

Financial Debt of América Móvil*
Millions of U.S. Dollars

	Sep-08	Dec-07

Peso Denominated Debt	3,432	2,962
Bonds and other securities	2,933	2,407
Banks and others	499	555
U.S. Dollar - denominated debt	6,233	5,518
Bonds and other securities	3,793	4,293
Banks and others	2,440	1,225
Debt denominated in other currencies	1,320	1,160
Bonds and other securities	651	488
Banks and others	668	672

Total Debt	10,984	9,640
Short term debt and current portion of long-term debt	2,223	1,836
Long-term debt	8,761	7,804

* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

As of September, our net debt was equivalent to 0.78 times EBITDA (last twelve months). The average life of our debt is 9.2 years, with nearly 30% coming due after 2017 and through 2037.

Mexico

Our subscriber base in Mexico reached 54.4 million in September, after net subscriber gains of 1.5 million in the third quarter and 4.4 million in the nine months to September. Our postpaid base rose somewhat less rapidly.

In the early stages of mobile number portability, the total number of ported numbers has been little over 0.10% of the total Mexican subscriber base. Telcel has been a net gainer of ported numbers.

Third quarter revenues were up 8.4% year-on-year to 33.8 billion pesos, with the total through September reaching 99.9 billion pesos, 10.3% more than a year before. ARPU was 175 pesos in the quarter, as subscriber growth continued to accelerate. MOUs were up 18.5% annually. At 171 they are now greater than in all the major Latin American countries and several European countries including Spain, Italy and Germany.

Data revenues have continued increasing their relative share of service revenues, aided by the new 3G capabilities. They now stand at 17.6% of service revenues.

EBITDA came in at 17.9 billion pesos in the quarter. It was up 7.1% in annual terms and represented 52.8% of revenues. In the first nine months of the year it totaled 52.8 billion pesos.

We continued with the roll out of our 3G network in Mexico. At the end of September our 3G network covers nearly 60% of the population and 904 kilometers of highways.

On September 12th our Mexican subsidiary (Telcel) was notified by the Mexican Ministry of Communications and Transports of its having resolved, in the matter of a dispute between a certain fixed line operator and Telcel regarding interconnection rates, that a new set of rates would apply to local traffic originating in the network of the said fixed-line operator and terminating in Telcel’s network from January 2008. Such rates would span the period 2008-2011 and are significantly lower than the rates Telcel has agreed on with other fixed-line and mobile operators in Mexico. Telcel has initiated legal proceedings challenging this resolution. As of the date of this report, the effects of such resolution have been provisionally suspended by a court order. Any final and non-appealable resolution in this proceeding against Telcel may result in a significant reduction to applicable interconnection rates.

INCOME STATEMENT
Mexico Millions of MxP

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	33,832	31,203	8.4%	99,890	90,531	10.3%

EBITDA	17,851	16,672	7.1%	52,774	48,834	8.1%
%	52.8%	53.4%		52.8%	53.9%

EBIT	15,731	14,705	7.0%	46,503	42,953	8.3%
%	46.5%	47.1%		46.6%	47.4%

Mexico Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	54,381	47,516	14.4%
Postpaid	3,917	3,544	10.5%
Prepaid	50,464	43,972	14.8%
MOU	171	144	18.5%
ARPU (MxP)	175	184	-4.9%
Churn (%)	3.0%	3.4%	(0.3)

Argentina, Paraguay and Uruguay

Altogether, Argentina, Paraguay and Uruguay, added a total of 340 thousand new subscribers in the quarter—1.4 million in the first nine months—to finish September with over 16 million clients, 18.7% more than in the same period of last year. Our postpaid subscriber base grew at twice that rate.

We generated 1.8 billion Argentinean pesos in revenues in the third quarter, which exceeded by 21.6% those obtained a year ago and by 4.6% those of the previous quarter. In the nine months to September revenues amounted to 5.3 billion Argentinean pesos, up 27.2% year-on-year driven by a 29.5% increase in service revenues. ARPU increased 2.2% relative to the same quarter of last year and 3.8% as compared to the precedent quarter, supported by rising minutes of use and by greater data usage. Argentina is the lead market in terms of value added services. Data ARPU in Argentina rose nearly 15% year-on-year and it now represents 32% of total ARPU.

Third quarter EBITDA came in at 628 million Argentinean pesos. It jumped 46.1% relative to last year and 9.9% sequentially. The EBITDA margin for the period stood at 34.3%, climbing 5.7 percentage points from last year’s levels. At 1.7 billion Argentinean pesos, EBITDA in the nine months to September was equivalent to 32.9% of revenues. It expanded by 53.7% in absolute terms and 5.7 percentage points relative to the period’s revenues.

INCOME STATEMENT
Argentina, Uruguay & Paraguay Millions of ARP

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	1,830	1,505	21.6%	5,253	4,130	27.2%

EBITDA	628	430	46.1%	1,728	1,124	53.7%
%	34.3%	28.6%		32.9%	27.2%

EBIT	504	327	54.0%	1,360	828	64.1%
%	27.5%	21.8%		25.9%	20.1%

Argentina, Uruguay & Paraguay Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	16,044	13,520	18.7%
Postpaid	2,018	1,461	38.1%
Prepaid	14,026	12,059	16.3%
MOU	132	125	5.9%
ARPU (ARP)	33	32	2.2%
Churn (%)	2.5%	2.3%	0.20

Brazil

Subscriber growth continued to accelerate in Brazil during the quarter, when we added 2.6 million subs, our highest number ever for a third quarter. As has been the case for several quarters now, our postpaid base rose at faster pace than the prepaid one: 9.6% vs. 7.3% (sequentially). Claro is now the second operator by subscribers in Brazil.

Revenues totaled 2.9 billion reais in the quarter and 8.4 billion reais in the first nine months of the year. They were up 18.5% year-on-year and 3.4% sequentially. ARPUs were down slightly—1.5% on the quarter—a very moderate decline considering the significant jump in subscriber growth in the quarter (there being always a lag between subscriber growth and revenue growth). However, MOUs were up significantly (16%) driven by a 16.1% sequential reduction in our average revenue per minute, which came down to 22.4 cents, continuing the trend initiated a year ago.

Revenues from value added services rose 67% annually and 19% sequentially, boosted by the new 3G data services. They now represent 9.6% of service revenues.

At 673 million reais the third quarter’s EBITDA was 6% greater than a year before and equivalent to 22.8% of revenues. The margin is somewhat lower than that registered in the first nine months of the year. The difference is fully accounted for by subscriber growth and its impact on subscriber acquisition costs. In fact, the core EBITDA margin (the one computed before considering subscriber acquisition costs) rose by 2.4 percentage points year-on-year and 1.5 points quarter-over-quarter.

INCOME STATEMENT
Brazil Millions of BrL

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	2,945	2,538	16.0%	8,439	7,124	18.5%

EBITDA	673	635	6.0%	2,111	1,826	15.6%
%	22.8%	25.0%		25.0%	25.6%

EBIT	103	4	n.m.	448	346	29.5%
%	3.5%	0.2%		5.3%	4.9%

Brazil Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	35,668	27,981	27.5%
Postpaid	7,118	5,253	35.5%
Prepaid	28,550	22,728	25.6%
MOU	101	80	27.3%
ARPU (BrL)	25	27	-7.8%
Churn (%)	2.7%	2.8%	(0.1)

Chile

We ended September with 2.8 million subscribers in Chile after adding 115 thousand new clients in the first nine months of the year of which 51 thousand were obtained in the third quarter.

Revenues of 64.2 billion Chilean pesos in the quarter were 2.9% higher compared to last year and 3.1% greater than in the precedent quarter. Service revenues rose by 5.8% sequentially pushing ARPU up 4.3% .

EBITDA of 2.9 billion Chilean pesos was equivalent to 4.6% of revenues. Through September EBITDA totaled 6.8 billion pesos.

Demand for mobile broadband has been building-up importantly in the Chilean market. Claro is today the only player offering this service on a prepaid scheme allowing a broader portion of the population to access 3G Internet.

INCOME STATEMENT
Chile Millions of ChP

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	64,155	62,318	2.9%	188,175	193,738	-2.9%

EBITDA	2,945	-8,821	133.4%	6,754	-17,099	139.5%
%	4.6%	-14.2%		3.6%	-8.8%

EBIT	-6,606	-15,892	58.4%	-21,187	-38,594	45.1%
%	-10.3%	-25.5%		-11.3%	-19.9%

Chile Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	2,787	2,562	8.8%
Postpaid	369	461	-20.0%
Prepaid	2,418	2,100	15.1%
MOU	119	133	-10.6%
ARPU (ChP)	6,850	7,143	-4.1%
Churn (%)	3.9%	5.7%	(1.8)

Colombia

The Colombian market has seen an acceleration of subscriber growth in 2008. We gained 1.2 million in the third quarter surpassing by 81.2% our net additions of the same period of last year and by 10.5% those of the previous quarter. Net additions in the first nine months of the year were over three million, 75.0% more than those captured the previous year. Our subscriber base topped 25.4 million, having risen 19.4% over the year and 4.9% quarter-over-quarter.

Third quarter revenues of 1.5 trillion Colombian pesos grew 11.2% annually and 8.5% on a quarterly basis. They included an extraordinary item in the amount of 87 billion Colombian pesos associated with the collection of certain interconnection services, which had been under dispute. In the absence of such item our service revenues would have increased 6.3% year-on-year.

The most dynamic component of service revenues was data, which increased by 48.0% annually. Revenues in the nine months to September rose 5.0% relative to the same period of 2007, to 4.3 trillion Colombian pesos, with service revenues growing 6.7% ..

In spite of strong subscriber growth, ARPU nonetheless posted a 4.0% increase on a sequential basis, as price declines moderated.

We obtained 792 billion Colombian pesos of EBITDA in the third quarter that represents an annual increase of 15.0% and a quarterly one of 13.1% . The EBITDA margin of the period came in at 51.7%, 1.6 percentage points higher than that of 2007. Through September we generated 2.1 trillion Colombian pesos of EBITDA, a figure that was equivalent to 50% of revenues.

INCOME STATEMENT
Colombia
Billions of COP

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	1,531	1,376	11.2%	4,276	4,074	5.0%

EBITDA	792	689	15.0%	2,137	2,000	6.9%
%	51.7%	50.1%		50.0%	49.1%

EBIT	595	94	n.m.	1,548	1,105	40.1%
%	38.9%	6.8%		36.2%	27.1%

Colombia Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	25,373	21,257	19.4%
Postpaid	3,517	3,162	11.2%
Prepaid	21,856	18,095	20.8%
MOU	162	122	33.1%
ARPU (COP)	18,484	19,280	-4.1%
Churn (%)	2.4%	2.4%	0.0

Ecuador

Our subscriber base in Ecuador ended September at 7.8 million after net additions of 458 thousand in the third quarter that exceeded by 20.8% those obtained in 2007. Our postpaid subscriber base registered faster growth: 24.4% year-over-year.

We obtained 274 million dollars in revenues in the third quarter. They were up 28.8% year-on-year and 6.0% sequentially with service revenues expanding by 31.4% and 8.1%, respectively. Minutes of use shot up 33.0% relative to a year before in response to the decline in the average revenue per minute of voice that has come down by 15%. ARPU showed an outstanding improvement of 10.7% as compared to 2007 fostered not only by greater voice usage but also by a 22.1% increase in data revenues.

In the third quarter EBITDA, at 127 million dollars, was 42.8% greater than a year before. Our margin came in at 46.5%, 4.6 percentage points above that of the third quarter of 2007. In the nine months to September we obtained 351 million dollars in EBITDA—up 29.7% year-on-year—equivalent to 45.5% of revenues.

On August 26, we obtained from the Ecuadorian Telecommunications Agency the renewal of our concession to provide mobile telecommunications services in Ecuador. The new agreement extended the concession for a 15-year term.

INCOME STATEMENT
Ecuador
Millions of Dollars

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	274	213	28.8%	771	641	20.3%

EBITDA	127	89	42.8%	351	270	29.7%
%	46.5%	41.9%		45.5%	42.2%

EBIT	105	66	59.6%	287	200	43.1%
%	38.4%	31.0%		37.2%	31.3%

Ecuador Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	7,849	6,596	19.0%
Postpaid	896	721	24.4%
Prepaid	6,953	5,875	18.3%
MOU	83	62	33.0%
ARPU (US$)	10	9	10.7%
Churn (%)	0.9%	2.6%	(1.7)

Peru

Peru remains one of our fastest growing operations. We registered net additions of 1.3 million subscribers of which 330 thousand were captured in the third quarter. At 6.7 million, our subscriber base increased 39.6% relative to the previous year, with our postpaid subscriber base growing 56.6% in annual terms.

We generated 561 million soles of revenues in the third quarter, 23.4% more than last year and 10.8% above the previous quarter with service revenues rising at a slightly faster pace. Minutes of use were up 9.3% sequentially bringing about an increase of 6.4% in blended ARPU. Revenues in the first nine months reached 1.5 billion soles, up 20.3% annually.

EBITDA for the quarter, 174 million soles, increased 10.4% as compared to last year. Our EBITDA margin of the period stood at 31.0% . Year-to-September EBITDA totaled 461 million soles, up 7.4% over the year. It was equivalent to 29.8% of revenues.

We remain the sole operator offering 3G services in Peru and continue to expand our 3G coverage beyond the metropolitan area reaching out to a greater part of the population.

INCOME STATEMENT
Peru
Millions of Soles

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	561	455	23.4%	1,549	1,287	20.3%

EBITDA	174	157	10.4%	461	430	7.4%
%	31.0%	34.6%		29.8%	33.4%

EBIT	138	110	24.9%	327	284	15.3%
%	24.5%	24.2%		21.1%	22.1%

Peru Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	6,722	4,815	39.6%
Postpaid	723	462	56.6%
Prepaid	5,999	4,353	37.8%
MOU	95	79	20.0%
ARPU (Sol)	23	27	-12.9%
Churn (%)	3.7%	2.6%	1.1

Central America

Our operations in Central America, comprising Guatemala, El Salvador, Honduras and Nicaragua, added 173 thousand subscribers in the third quarter, bringing to 892 thousand subscribers the figure for the nine months to September. Our wireless subscriber base in the region registered an annual increase of 23.2% to reach nine million clients. In addition, we have a total of 2.2 million wire-line accesses in the region.

Revenues totaled 367 million dollars in the quarter and one billion dollars in the first nine months of the year. The growth of our wireless revenues, which expanded 4.5% over the quarter and 5.0% year-on-year, allowed us to offset for the most part the contraction experienced by our fixed line revenues.

EBITDA came in at 169 million dollars in the quarter and represented 46.1% of revenues. In the first nine months of the year it totaled 524 million dollars.

One fourth of the population in this region has access to 3G services. Data represents 10.6% of our service revenues.

INCOME STATEMENT
Central America Consolidated
Millions of Dollars

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	367	374	-1.8%	1,098	1,113	-1.3%

EBITDA	169	186	-9.1%	524	569	-8.0%
%	46.1%	49.8%		47.7%	51.2%

EBIT	92	118	-21.9%	305	370	-17.6%
%	25.2%	31.7%		27.7%	33.2%

Central America Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	9,048	7,345	23.2%
Postpaid	437	408	7.1%
Prepaid	8,611	6,937	24.1%
Fixed Lines (thousands)	2,234	2,114	5.7%
Total Lines (Wireless + Fixed, 000's)	11,283	9,458	19.3%
MOU	116	131	-11.1%
ARPU (US$)	7	8	-18.4%
Churn (%)	2.1%	1.1%	0.9

Caribbean

In the Caribbean we added a total of 329 thousand subscribers in the third quarter, 3.8 times as many as we gained in the same period of last year. In the nine months to September net additions climbed to 759 thousand and our wireless subscriber base ended at 4.3 million. As regards our wire line business, total accesses in the Dominican Republic rose 3.2% annually but we experienced important disconnections in Puerto Rico as a result of a tough macroeconomic environment in the island.

Revenues in the first nine months of the year came in at 1.6 billion dollars of which 543 thousand were obtained in the third quarter. Third quarter wireless revenues rose 9.2% sequentially and 7.0% over the previous year’s.

Third quarter EBITDA of 201 million dollars is equivalent to 37.1% of revenues. The EBITDA margin declined by 1.9 percentage points relative to the same period of last year which is fully explained by the fact that 43% of our net additions year-to-date were added in this quarter. Year-to-September, we generated 626 million dollars of EBITDA, 27.5% more than a year before.

Over two thirds of the population in The Dominican Republic and Puerto Rico have access to 3G services. Just recently we launched our new UMTS/HSDPA network in Jamaica and also introduced Claro as our national brand in the island. We have completed our 3G footprint in Latina America and the Caribbean.

INCOME STATEMENT *
The Caribbean
Millions of Dollars

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	543	551	-1.5%	1,618	1,642	-1.5%

EBITDA	201	215	-6.5%	626	491	27.5%
%	37.1%	39.0%		38.7%	29.9%

EBIT	112	124	-9.6%	377	221	70.7%
%	20.6%	22.5%		23.3%	13.5%

* Historical Figures include Jamaica

Caribbean Operating Data *

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	4,255	3,000	41.9%
Postpaid	902	754	19.7%
Prepaid	3,353	2,246	49.3%
Fixed Lines (thousands)	1,620	1,688	-4.1%
Total Lines (Wireless + Fixed, 000's)	5,875	4,688	25.3%
MOU	263	309	-14.8%
ARPU (US$)	16	19	-15.4%
Churn (%)	3.7%	4.3%	(0.6)

* Historical figures reflect Jamaica except subscribers

United States

Our operation in the US added 341 thousand wireless subscribers in the third quarter, 50.4% more than a year before and 60.4% more than in the previous quarter. In the nine months to September we gained a total of 935 thousand clients, taking our subscriber base to 10.4 million. This represented an increase of 18.7% year-on-year and of 3.4% relative to the previous quarter.

We generated 374 million dollars in revenues during the quarter, which exceeded by 8.7% the previous year’s figure, on the back of service revenues that were up 11.1% year-on-year. In the first nine months of 2008 revenues totaled 1.1 billion dollars, 6.2% more than in 2007.

Even in the face of strong subscriber growth third quarter EBITDA jumped 79.0% year-on-year to reach 81 million dollars. Our margin for the period, 21.8%, escalated 8.6 percentage points from a year before. EBITDA through September came in at 245 million dollars, which represented 22.2% of revenues. It surpassed the previous year’s by 71% and implied a margin improvement of 900 basis points.

INCOME STATEMENT
United States
Millions of Dollars

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Revenues	374	344	8.7%	1,102	1,038	6.2%

EBITDA	81	46	79.0%	245	143	71.0%
%	21.8%	13.2%		22.2%	13.8%

EBIT	75	40	85.9%	225	127	77.6%
%	20.0%	11.7%		20.4%	12.2%

United States Operating Data

	3Q08	3Q07	Var.%

Wireless Subscribers (thousands)	10,449	8,803	18.7%
MOU	76	73	4.0%
ARPU (US$)	11	12	-6.2%
Churn (%)	3.8%	5.0%	(1.3)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates

	3Q08	3Q07	Var.%	Jan - Sep 08	Jan - Sep 07	Var.%

Mexico
EoP	10.79	10.92	-1.2%	10.79	10.92	-1.2%
Average	10.33	11.01	-6.2%	10.48	10.98	-4.6%

Brazil
EoP	1.91	1.84	4.1%	1.91	1.84	4.1%
Average	1.70	1.89	-9.9%	1.69	1.98	-14.8%

Argentina
EoP	3.14	3.15	-0.5%	3.14	3.15	-0.5%
Average	3.07	3.14	-2.3%	3.11	3.11	0.0%

Chile
EoP	551	511	7.8%	551	511	7.8%
Average	524	519	1.0%	488	529	-7.6%

Colombia
EoP	2,175	2,013	8.0%	2,175	2,013	8.0%
Average	1,958	2,053	-4.6%	1,882	2,088	-9.9%

Guatemala
EoP	7.47	7.75	-3.6%	7.47	7.75	-3.6%
Average	7.45	7.71	-3.4%	7.55	7.70	-2.0%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.04	19.03	0.1%

Nicaragua
EoP	19.61	18.67	5.0%	19.61	18.67	5.0%
Average	19.53	18.59	5.0%	19.29	18.37	5.0%

Peru
EoP	2.98	3.09	-3.6%	2.98	3.09	-3.6%
Average	2.92	3.14	-7.1%	2.89	3.17	-8.9%

Paraguay
EoP	3,990	5,020	-20.5%	3,990	5,020	-20.5%
Average	3,990	5,070	-21.3%	4,193	5,111	-18.0%

Uruguay
EoP	21.47	23.15	-7.3%	21.47	23.15	-7.3%
Average	19.99	23.49	-14.9%	20.15	23.91	-15.8%

Dominican
EoP	35.00	33.59	4.2%	35.00	33.59	4.2%
Average	34.85	33.20	4.9%	34.40	33.07	4.0%

Jamaica
EoP	72.68	69.21	5.0%	72.68	69.21	5.0%
Average	72.15	68.78	4.9%	71.56	68.07	5.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2008

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer